

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2023

Anastasios Aslidis
Chief Financial Officer
EuroDry Ltd.
4 Messogiou & Evropis Street
151 24 Maroussi, Greece

> **Re: EuroDry Ltd.**
> **Registration Statement on Form F-3**
> **Filed July 14, 2023**
> **File No. 333-273254**

Dear Anastasios Aslidis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Anthony Tu-Sekine, Esq.